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                                                                    Exhibit 12.1
                              Semtech Corporation
               Computation of Ratio of Earnings to Fixed Charges
                       (Amounts in thousands of dollars)

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
                                   January 29,     January 28,     January 26,     February 1,     January 31,
                                      1995            1996            1997            1998            1999
                                   -----------     -----------     -----------     -----------     -----------

Other Financial Data:
Pre-tax income                           2,028        11,343            12,714         22,159          19,362
Fixed charges (as defined)                 160            99               131             36              22
                                  ------------     ----------      -----------     ----------       ---------
Adjusted income                          2,188        11,442            12,845         22,195          19,384

Fixed Charges                              160            99               131             36              22

Ratio of earning to fixed                   14           116                98            617             881
charges (1)

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(1) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges represent interest expense on all debt. The Company does not have premiums, discounts or capitalized expenses relating to indebtedness or interest components of rental expense for all periods presented.